Exhibit 99.1

Press release Brussels / 30 July 2020 / 7.00am CET

The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Except where otherwise stated, the comments below are based on organic growth figures and refer to 2Q20 versus the same period of last year. For important disclaimers and more information on 2019 Restated, please refer to page 21.

Anheuser-Busch InBev reports Second Quarter and Half Year 2020 Results

BUSINESS UPDATE IN LIGHT OF THE GLOBAL COVID-19 PANDEMIC

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The COVID-19 pandemic continues to present unprecedented challenges for societies, governments and businesses across the world. The health and safety of our colleagues is our first priority, and we are finding new ways to do our part globally to help our communities, support our partners and connect with our consumers.

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Our performance in the second quarter was materially impacted by the COVID-19 pandemic, as expected. As the quarter progressed, however, we saw considerable improvement. April volumes declined by 32.4%, May volumes declined by 21.4% and June volumes grew by 0.7%, demonstrating the resilience of the global beer category.

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In view of the economic uncertainties caused by the COVID-19 pandemic, we performed an impairment review considering different scenarios: a base case, a best case and a worst case. No impairment was warranted under the base and best case scenarios. However, we were exposed to a risk of impairment for the South Africa and Rest of Africa cash generating units under the worst case scenario and concluded that it was prudent to recognize a 2.5 billion USD non-cash goodwill impairment charge applying a 30% probability of occurrence of the worst case scenario. This charge is partially offset by a 1.9 billion USD gain on the disposal of the Australian operations. Please refer to page 12 for additional disclosure.

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We have been investing behind capabilities such as B2B platforms, e-commerce channels and digital marketing for several years. These trends have accelerated over the past few months, positioning us well to capture growth.

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We have taken significant actions to maintain strong liquidity in a more volatile and uncertain environment, while proactively managing our debt profile. We also implemented several initiatives that drove a meaningful reduction in SG&A, while we continue to invest effectively behind our brands and commercial strategy, preparing for a strong recovery.

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The fundamental strengths of our company remain unchanged. We have a clear commercial strategy, diverse geographic footprint, the world’s most valuable portfolio of beer brands, industry-leading profitability, a strong team and an incredibly deep talent pool.

KEY FIGURES

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Revenue: Revenue declined by 17.7% in 2Q20 with a revenue per hl decline of 0.6%, driven by restrictions related to the COVID-19 pandemic. In HY20, revenue declined by 12.0% with revenue per hl growth of 1.6%.

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Volume: Total volumes declined by 17.1% in 2Q20, with own beer volumes down by 17.2% and non-beer volumes down by 15.5%. In HY20, total volumes declined by 13.4%, with own beer volumes down by 14.0% and non-beer volumes down by 7.6%. The decline was primarily driven by impact of the COVID-19 pandemic.

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Global Brands: Combined revenues of our global brands, Budweiser, Stella Artois and Corona, declined by 16.6% globally and by 12.6% outside of their respective home markets. In HY20, the combined revenues of our global brands declined by 14.1% globally and by 14.9% outside of their respective home markets.

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Cost of Sales (CoS): CoS decreased by 4.9% in 2Q20 and increased by 15.2% on a per hl basis, driven primarily by operational deleverage resulting from the impact of COVID-19 on our volumes, particularly in markets where our beer operations were shut down within the quarter. In HY20, CoS decreased by 2.5% and increased by 12.9% on a per hl basis.

●	EBITDA: EBITDA of 3 414 million USD represents a decrease of 34.1% in the quarter, with EBITDA margin contraction of 825 bps to 33.2%. In HY20, EBITDA declined by 24.7% to 7 363 million USD and

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EBITDA margin contracted by 585 bps to 34.6%.

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Net finance results: Net finance costs (excluding non-recurring net finance results) were 1 044 million USD in 2Q20 compared to 1 004 million USD in 2Q19. Net finance costs were 4 204 million USD in HY20 compared to 1 370 million USD in HY19. The increase in HY20 was primarily driven by a mark-to-market loss of 1 724 million USD linked to the hedging of our share-based payment programs compared to a gain of 1 124 million USD in HY19, resulting in a swing of 2 848 million USD.

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Income taxes: Normalized effective tax rate (ETR) decreased from 26.0% in 2Q19 to 16.8% in 2Q20. Excluding the impact of gains relating to the hedging of our share-based payment programs, our normalized ETR was 18.8% in 2Q20 as compared to 27.4% in 2Q19. The decrease in our normalized ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs is primarily driven by country mix and the positive impact of tax attributes, with taxes applied on a lower base as a result of the COVID-19 pandemic. Normalized ETR increased from 22.9% in HY19 to 66.6% in HY20 and, excluding the impact of losses relating to the hedging of our share-based payment programs, normalized ETR decreased from 27.4% in HY19 to 22.8% in HY20.

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Non-recurring items: Normalized EBIT excludes negative non-recurring items of 832 million USD in 2Q20 and 877 million USD in HY20, mainly related to a 2.5 billion USD non-cash goodwill impairment charge that was partially offset by a 1.9 billion USD gain on the disposal of our Australia operations.

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Profit: Normalized profit attributable to equity holders of AB InBev was 921 million USD in 2Q20 compared to 2 319 million USD in 2Q19 and was 76 million USD in HY20 versus 4 714 million USD in HY19. Underlying profit (normalized profit attributable to equity holders of AB InBev excluding mark-to-market gains linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 790 million USD in 2Q20 compared to 2 143 million USD in 2Q19, and was 1 805 million USD in HY20 compared to 3 593 million USD in HY19.

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Earnings per share (EPS): Normalized EPS in 2Q20 was 0.46 USD, a decrease from 1.17 USD in 2Q19. Normalized EPS in HY20 was 0.04 USD, a decrease from 2.38 USD in HY19. Underlying EPS (normalized EPS excluding mark-to-market gains linked to the hedging of our share-based payment programs and the impact of hyperinflation) was 0.40 USD in 2Q20, a decrease from 1.08 USD in 2Q19, and was 0.90 USD in HY20, a decrease from 1.81 USD in HY19.

●	Deleveraging: Net debt to normalized EBITDA was 4.86x at 30 June 2020.

●	2020 Half Year Financial Report: The report is available on our website at www.ab-inbev.com.

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Figure 1. Consolidated performance (million USD)
	2Q19 Restated	2Q20	Organic growth
Total Volumes (thousand hls)	144 316	119 895	-17.1%
AB InBev own beer	128 761	106 858	-17.2%
Non-beer volumes	14 460	12 194	-15.5%
Third party products	1 096	842	-30.3%
Revenue	13 599	10 294	-17.7%
Gross profit	8 422	5 770	-25.6%
Gross margin	61.9%	56.1%	-588 bps
Normalized EBITDA	5 644	3 414	-34.1%
Normalized EBITDA margin	41.5%	33.2%	-825 bps
Normalized EBIT	4 513	2 297	-45.0%
Normalized EBIT margin	33.2%	22.3%	-1096 bps

Profit from continuing operations attributable to equity holders of AB InBev	2 369	-1 580
Profit attributable to equity holders of AB InBev	2 484	351
Normalized profit attributable to equity holders of AB InBev	2 319	921
Underlying profit attributable to equity holders of AB InBev	2 143	790

Earnings per share (USD)	1.25	0.18
Normalized earnings per share (USD)	1.17	0.46
Underlying earnings per share (USD)	1.08	0.40
	HY19 Restated	HY20	Organic growth
Total Volumes (thousand hls)	276 031	239 577	-13.4%
AB InBev own beer	244 144	210 294	-14.0%
Non-beer volumes	29 900	27 577	-7.6%
Third party products	1 988	1 706	-21.0%
Revenue	25 823	21 298	-12.0%
Gross profit	15 869	12 201	-18.0%
Gross margin	61.5%	57.3%	-419 bps
Normalized EBITDA	10 446	7 363	-24.7%
Normalized EBITDA margin	40.5%	34.6%	-585 bps
Normalized EBIT	8 180	5 102	-33.6%
Normalized EBIT margin	31.7%	24.0%	-779 bps

Profit from continuing operations attributable to equity holders of AB InBev	5 819	-3 955
Profit attributable to equity holders of AB InBev	6 055	-1 900
Normalized profit attributable to equity holders of AB InBev	4 714	76
Underlying profit attributable to equity holders of AB InBev	3 593	1 805

Earnings per share (USD)	3.06	-0.95
Normalized earnings per share (USD)	2.38	0.04
Underlying earnings per share (USD)	1.81	0.90

Figure 2. Volumes (thousand hls)
	2Q19	Scope	Organic	2Q20	Organic growth
	Restated		growth		Total Volume	Own beer volume
North America	29 113	83	-1 602	27 594	-5.5%	-5.5%
Middle Americas	34 208	343	-12 630	21 921	-36.6%	-40.6%
South America	30 588	15	-2 080	28 523	-6.8%	-4.3%
EMEA	22 067	-30	-6 573	15 464	-29.8%	-29.5%
Asia Pacific	28 085	-50	-1 771	26 264	-6.3%	-6.4%
Global Export and Holding Companies	255	-11	-116	128	-48.4%	-43.7%
AB InBev Worldwide	144 316	350	-24 772	119 895	-17.1%	-17.2%

	HY19	Scope	Organic	HY20	Organic growth
	Restated		growth		Total Volume	Own beer volume
North America	53 635	127	-1 785	51 977	-3.3%	-3.3%
Middle Americas	64 722	578	-13 442	51 858	-20.6%	-23.2%
South America	66 856	15	-4 088	62 782	-6.1%	-6.0%
EMEA	40 214	-72	-6 591	33 551	-16.4%	-16.1%
Asia Pacific	50 189	-22	-11 122	39 045	-22.2%	-22.3%
Global Export and Holding Companies	416	-11	-41	364	-10.3%	-12.2%
AB InBev Worldwide	276 031	615	-37 069	239 577	-13.4%	-14.0%

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MANAGEMENT COMMENTS

Our purpose at AB InBev is to bring people together for a better world. As the world continues to face an extraordinary and unprecedented crisis, our purpose drives us today as much as ever, even if it means finding new ways to be together. We once again extend our immense gratitude to those on the frontlines, especially healthcare workers around the world, for their commitment to keeping us, our families and our communities safe.

Supporting our People

The health and safety of our people continues to be our top priority. We thank all our colleagues for their resilience, dedication and agility, especially those on the ground to ensure business continuity. As more of our colleagues return to the workplace in markets where restrictions are being lifted, we have implemented stringent safety measures, such as strict sanitation practices, workplace capacity and social distancing guidelines, health tracking and personal protective equipment.

Helping our Communities

Our products are almost entirely sourced and brewed locally, making us deeply connected to the communities in our markets around the world. We have not experienced any material disruption to our supply chain and continue to monitor and adapt our operations to prioritize continuity.

We are working closely with local governments and other stakeholders to leverage our scale, capabilities and resources to support the fight against the pandemic and to do our part in the economic recovery. We have leveraged our facilities to produce and donate millions of units of hand sanitizer, face shields and packaged water. To support and empower the 20 000 direct farmers in our global supply chain, we fulfilled commitments to purchase crops in markets such as Mexico and India, even when our production was shut down. We are also providing farmers with personal protective equipment and critical information on health, hygiene and safe cultivation of their crops.

Our customers also have been severely impacted by the pandemic, particularly our on-premise partners, and we are working closely with them to support business continuity and a healthy recovery. For example, we created voucher programs in several markets to “buy a beer now, enjoy later” and initiatives to ensure the availability of fresh beer, such as Bud Light’s “Certified Fresh” platform in the US.

Leveraging our Global Footprint

When the COVID-19 pandemic began spreading across the globe, we grouped our markets into four clusters, enabling us to facilitate best practice sharing across similar markets. The four clusters were defined as: (1) Recovering Markets, (2) Less Restrictive Developed Markets, (3) Less Restrictive Developing Markets, and (4) More Restrictive Developing Markets.

As the pandemic evolved throughout the second quarter, we reclassified some of our markets between clusters. For example, many European countries became “Recovering Markets” as restrictions began to ease in May and June, inspiring our colleagues in Europe to replicate best practices from our teams in China and South Korea to support our customers in the on-premise channel for a successful re-opening. “Welcome Kits” were provided with personal protective equipment, such as branded masks and hand sanitizer produced with our surplus alcohol, and manuals with guidelines to help prevent the spread of COVID-19. In addition, we offered digital solutions to our customers that supported increased efficiency while reassuring consumers in the new environment.

Our global footprint is truly an asset as we leveraged learnings from across our business to position our markets for a strong and swift recovery.

2Q20 Results

Our performance in the second quarter was materially impacted by the COVID-19 pandemic, as expected. As the quarter progressed, however, we saw considerable improvement in performance from month to month. We came out of the quarter with reinforced confidence in the resilience of our business and the global beer category.

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In April, our volumes declined by 32.4%, as we faced a shutdown of our beer operations in key markets such as Mexico, South Africa and Peru, and the closure of the on-premise channel in most of our markets.

We saw a sequential improvement in May, with a volume decline of 21.1%. While we continued to face a shutdown of our beer operations in markets such as Mexico and South Africa, this improvement was driven by a return to positive volume growth in China, a healthy performance from our beer business in Brazil, the gradual reopening of the on-premise channel in certain markets, particularly in Europe, and the strength of the off-premise channel in both developed and developing markets.

In June, we delivered volume growth of 0.7%, despite cycling a strong performance from the prior year. We saw a significant recovery in June in Mexico and South Africa, where the resumption of operations was met with robust consumer demand. Brazil accelerated its healthy performance with meaningful beer volume growth as we leveraged our best-in-class distribution network, innovations and digital capabilities to reach consumers in new ways. In the US, we delivered top and bottom-line growth through the success of our premium brands, known and trusted mainstream brands and the strength of the off-premise channel. China delivered exceptional results, with its highest ever monthly volume.

In total, our volumes in 2Q20 declined by 17.1% with own beer volumes declining 17.2%. Revenue per hl declined by 0.6%, leading to a total revenue decline of 17.7%. EBITDA declined by 34.1% to 3 414 million USD, with margin contraction of 825 bps to 33.2%, due to the top-line decline and lower operational leverage, especially in the beginning of the quarter when we faced significantly reduced volume. These headwinds were partially offset by successful resource allocation initiatives that drove a meaningful reduction in SG&A.

The trajectory of the business throughout the second quarter reinforced our confidence in the resilience of the beer category, particularly in the off-premise channel, where we saw healthy growth in both developed and developing markets. The continued reopening of the on-premise channel around the world also contributed to an improved performance, especially in May and June. We are excited about the return of these consumption occasions, while remaining cautious as we are now seeing renewed on-premise restrictions in certain markets. South Africa implemented a second ban on alcohol sales in mid-July, which will impact our results in 3Q20.

In view of the economic uncertainties caused by the COVID-19 pandemic, we performed an impairment review considering different scenarios for recovery of sales for our cash generating units: a base case, which we deem to be the most likely case, a best case and a worst case to which we applied different probabilities of occurrence. Based on the information available, we concluded that no impairment was warranted under the base and best case scenarios. However, we were exposed to a risk of impairment for the South Africa and Rest of Africa cash generating units under the worst case scenario and concluded that it was prudent to recognize a 2.5 billion USD non-cash goodwill impairment charge applying a 30% probability of occurrence of the worst case scenario. This charge is partially offset by a 1.9 billion USD gain on the disposal of the Australian operations. Please refer to page 12 for additional disclosure.

Connecting with our Customers and Consumers

Growing trends such as online B2B platforms, e-commerce and digital marketing have accelerated dramatically in recent months. We have been investing in these capabilities that we believe will transform our business into a truly customer- and consumer-centric organization, putting us in an advantaged position to capture growth from these evolving trends.

BEES, our proprietary B2B digital ordering platform, empowers our customers and propels us to be even more customer-centric. It combines our best-in-class logistics and sales systems with new digital capabilities, including artificial intelligence-based algorithms. The ability to maintain a consistent dialogue without the use of in-person interactions has proven exceptionally valuable during this volatile time, further strengthening our relationships with our customers.

We continue to see strong growth in the e-commerce channel, both through our direct-to-consumer platforms and our partnerships with major global online retailers. Consistent investments in owned and third-party                e-commerce, including 20+ direct-to-consumer ventures globally, are positioning us to lead online sales. For example, in the second quarter, our owned e-commerce beer store portfolio in Europe more than doubled compared to the prior year and Zé Delivery has significantly accelerated the growth of the beer e-commerce

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segment in Brazil.

We have also developed new proprietary platforms in response to the crisis, such as Tienda Cerca, a free online delivery service that is now used by approximately 400 000 neighborhood shops in eight markets in Latin America.

We have also developed innovative ways to connect with consumers at a distance over the past few months. In the UK, Budweiser celebrated the return of the English Premier League by giving fans the opportunity to cheer for their favorite teams from our billboards. In Brazil, we launched “lives,” a series of livestreamed online concerts to support our portfolio of brands, including our recent innovation Brahma Duplo Malte, which generated over 675 million views and considerable earned media.

Exercising Financial Discipline

Our commitment to financial discipline is unwavering. We continue to proactively manage the factors that are within our influence to preserve our liquidity while supporting the long-term growth of our business.

Efficiently utilizing our resources remains a core competency. In the second quarter, we delivered meaningful savings from several initiatives while continuing to invest effectively behind our brands and commercial strategy.

We have taken significant actions to maintain strong liquidity in a more volatile and uncertain environment, while proactively managing our debt profile. Earlier this year, we drew down our nine billion USD revolving credit facility (RCF) in full and successfully completed bond issuances of 4.5 billion EUR and 6.0 billion USD. Subsequently, we received approximately 10.8 billion USD from the sale of our Australian subsidiary. We also had improved cash flow generation from our continuing operations over the course of the quarter.

As a result, we repaid our RCF in full in June. In July, we executed a tender offer for certain USD and EUR bonds and announced a redemption of certain USD, AUD and CAD bonds, resulting in a gross debt paydown of more than 4.7 billion USD. These proactive measures significantly reduced our upcoming liabilities while maintaining strong liquidity.

Net debt to normalized EBITDA was 4.86x for the 12-month period ending 30 June 2020, impacted by the COVID-19 pandemic on our results and the seasonality of our cash flows, which are typically weighted toward the second half of the year. Deleveraging to around 2x remains our commitment and we will prioritize debt repayment in order to meet this objective.

Positioned for a Strong Recovery

The first half of this year has tested all of us in many ways. We are inspired by the resilience of our people, our business and the global beer category.

Our company is well-positioned for a strong recovery. We have a diverse geographic footprint with exposure to high-growth regions. A clear commercial strategy gives us the tools to lead and grow the global beer category and scale best practices across markets. Our portfolio of the world’s most valuable beer brands enables us to reach more consumers on more occasions. Our profitability is industry-leading, allowing us to weather even extreme volatility. Investments in capabilities such as B2B sales, e-commerce and digital marketing put us in an advantaged position to capture growth from these accelerating trends.

Most importantly, we have a culture of ownership and a long-term mindset. Our people are rising to the challenge each day, demonstrating ingenuity, passion and strength to keep us moving forward. We are privileged to lead the global beer category, a category that has existed for centuries through many crises and will continue to thrive long after the current crisis is behind us.

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BUSINESS REVIEW

United States

Our US business performed well in the second quarter even in the face of continued industry pressure and volatility caused by the COVID-19 pandemic, primarily due to the continued implementation of our commercial strategy. We leveraged the learnings from our global colleagues, as well as data and analytics, to quickly and efficiently adapt our operations to continue supplying the market and effectively address changing consumer needs.

Our estimated market share was stable this quarter, as our sales-to-retailers (STRs) were flattish along with the industry. In light of the strong consumer demand, depletions of inventory accelerated while sales-to-wholesalers (STWs) declined by 6.1%. As a result, revenue declined by 5.9%. Revenue per hl grew by 0.2%, as revenue management initiatives were offset by government-mandated on-premise closures which impacted our brewpubs and the facilitation of the return of kegs from the on-premise channel, in partnership with our wholesalers. Throughout the second quarter, we observed a gradual reopening of the on-premise channel, though many states have since reinstated restrictions. EBITDA declined by 5.1%, with margin expansion of 32 bps to 41.0% driven by cost efficiencies and the timing of variable compensation accruals.

Our above core portfolio once again led the way and delivered an estimated market share gain of 90 bps in 2Q20. This was led by the successful launch of Bud Light Seltzer earlier this year, which remains the top innovation in the category by volume in 2020. Michelob Ultra continued its strong momentum as a top share gainer in the category, finding new ways to connect with consumers digitally to support an active lifestyle.

In the mainstream segment, our core, core light and value brands delivered an estimated loss of 90 bps of market share. This improvement versus recent trends is largely due to the uplift of beer sales in the off-premise channel, which disproportionately benefits established brands and larger packs. Within the mainstream segment, we estimate our portfolio lost approximately 15 bps of market share.

In HY20, our STRs declined by 0.4% in an industry that we estimate was flattish, resulting in a market share decline of 20 bps. Our STWs declined by 3.7% and revenue declined by 2.3% with revenue per hl growth of 1.5%. EBITDA declined by 1.6% with margin expansion of 28 bps to 40.4%.

Mexico

In 2Q20, our volumes in Mexico declined by 38%, outperforming the industry. Revenue declined by 36% with revenue per hl growth of mid-single digits, above inflation, driven by revenue management initiatives and positive brand mix from the growth of our above core portfolio. EBITDA declined by 47% in the quarter, with margin contraction resulting from operational deleverage and adverse packaging mix, partially offset by cost-savings initiatives.

Our beer business was shut down during the nationwide lockdown in the first two months of the quarter. We quickly pivoted to produce low-alcohol beer products, Victoria 1.8 and Corona Ligera, which addressed new in-home consumption occasions. We also leveraged our direct-to-consumer and B2B capabilities, which saw significant acceleration throughout the crisis. Additionally, we launched a platform called “#PorNuestroMexico” to support a strong recovery through humanitarian initiatives, such as face mask and hand sanitizer donations, and customer support initiatives, such as providing safety equipment and credit support.

In June, the restrictions on our operations were lifted and we rapidly returned to full operational status with increased safety measures to protect our people. Our beer volumes grew by high teens in June, due to the replenishment of inventory levels in the trade and strong consumer demand. Our above core portfolio saw strong growth in the month, with double-digit growth of our global brands, Michelob Ultra and the Modelo Especial family.

In HY20, volumes declined by high teens, with revenue per hl growth of mid-single digits, above inflation,

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resulting in a revenue decline of mid-teens and an EBITDA decline of high teens.

Our portfolio became available in an additional 1 600 OXXO stores in July, as we completed the fourth wave of our expansion into the country’s largest convenience store channel. We remain excited about the long-term growth potential and incrementality of this opportunity.

Colombia

In Colombia, despite the shutdown of the on-premise channel which represents more than half of our volume, total volume declined by 31%, with beer volumes down 32% and non-beer volumes down about 20%. In June, our volume performance improved versus the first two months of the quarter, as the gradual re-opening of certain sectors of the economy led to improving consumer confidence and disposable income. Total revenue declined by 35% in the quarter, with revenue per hl declining by mid-single digits, negatively impacted by the shutdown of the on-premise channel and growth of our affordable packaging formats. EBITDA declined by approximately 46% with margin contraction of over 800 bps, driven by transactional currency and commodity headwinds, operational deleverage and negative channel and packaging mix, partially offset by cost efficiencies.

Our performance in the quarter was significantly impacted by the nationwide lockdown of the on-premise channel and stay-at-home restrictions, though these began to ease throughout the quarter. Additionally, while on-premise alcohol consumption remains restricted, many on-premise outlets are now offering take-out, supporting improving volume trends. We continued to expand the premium segment in the quarter while further enhancing our smart affordability strategy. We are supporting the recovery of our customers with initiatives such as Tienda Cerca, an online delivery platform, and our recently-launched proprietary B2B online platform, BEES.

In HY20, total volumes declined by high teens, with beer volumes down high teens and non-beer volumes down low teens. Revenue declined by low double-digits, with a mid-single digit decline in revenue per hl. EBITDA declined by double-digits with over 400 bps of margin contraction.

Brazil

In Brazil, revenue declined by 6.2% in 2Q20, with total volumes down by 4.1%. Our beer business delivered a healthy performance in the context of a volatile external environment, with a volume decline of 1.3%, outperforming the industry according to our estimates. We saw an improving trend throughout the quarter driven by the success of our innovation strategy, reliability of our supply chain and customer relationships, the strengths of our distribution footprint and a shift in off-premise consumption to traditional outlets, where our portfolio over-indexes. Furthermore, these benefits were amplified by the positive impact of government subsidies on consumer disposable income. Our non-beer business declined by 12.6%, impacted by COVID-19 restrictions and the consequent change in consumption occasions. Revenue per hl declined by 2.2% in 2Q20, primarily driven by the channel mix shift to the off-premise.

EBITDA declined by 28.6% in 2Q20, with margin contraction of 927 bps to 29.1%, impacted by operational deleverage and packaging mix resulting from the channel mix shift. These headwinds were partially offset by meaningful cost efficiencies in SG&A.

Although the COVID-19 pandemic has created significant challenges for our business, it has also accelerated consumer trends that we have been investing behind, primarily reinforcing the need for an innovative, consumer-centric mindset and advancing our business transformation enabled by technology. We have been enhancing our portfolio across a variety of segments. In the mainstream segment, Skol Puro Malte grew by strong double-digits from a meaningful base. In the core plus segment, Bohemia more than doubled in the quarter supported by its repositioning and new visual brand identity, and we are further elevating our presence in the segment through the successful launch of Brahma Duplo Malte. In the premium segment, our global brands grew by double-digits, led by Budweiser, though our domestic premium brands declined given their over-exposure to the on-premise channel.

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Our digital transformation continues to gain traction. Our customers are increasingly relying on our B2B digital solutions, and our direct-to-consumer e-commerce platform, Zé Delivery, has been rapidly increasing geographic coverage, reaching 2.2 million orders in June versus 1.5 million orders in FY19. We continue to connect with consumers in new ways with initiatives such as “lives,” a series of livestreamed online concerts, which reached more than 675 million views in the quarter.

In HY20, our volumes declined by 6.9%, with beer volumes down 6.9% and non-beer volumes down 6.8%. Revenue declined by 8.3%, with a revenue per hl decline of 1.5%. EBITDA declined by 27.2% with margin compression of 820 bps to 31.7%.

South Africa

Our business in South Africa was significantly impacted by the nationwide lockdown that began in late March and lasted until the end of May, which included a complete ban on the sale of alcohol beverages. Revenue and volume declined by more than 60%. EBITDA was slightly ahead of break-even for the quarter, with significant margin contraction driven by operational deleverage from the complete lack of volume in the first two months of the quarter, partially offset by cost-savings initiatives. In HY20, volumes, revenue and EBITDA declined by double-digits, with significant margin contraction.

We fully resumed operations at the beginning of June, and we saw a strong recovery in the month with volume growth of high single digits. However, a second ban on the sale of alcohol beverages was implemented in mid-July. Our priority is and continues to be the safety and well-being of our people and our communities. We remain focused on working with the South African government on measures that will meaningfully combat the public health crisis, while supporting the country’s much-needed economic recovery.

China

Our business in China continued its recovery throughout the second quarter, delivering a slight volume decline of 0.4%. While we faced a 17% decline in April, we achieved mid-single digit growth in May and June. Our June performance represented our highest ever monthly volumes in China, while still maintaining healthy levels of inventory in the trade. Our revenue declined by 4.7% with a revenue per hl decline of 4.3% in the quarter due to a challenging comparable and adverse brand and channel mix, given the slower recovery of the nightlife channel. EBITDA declined by 12.6% with an EBITDA margin of 38.3%, driven by the top-line decline, partially offset by cost efficiencies.

In 2Q20, our Super Premium portfolio continued its momentum with volume growth in the quarter. Nonetheless, our revenue per hl was negatively impacted by the slower recovery of the nightlife channel, where Budweiser is the leading brand. Additionally, our mainstream brands outperformed in the quarter, especially our local brands. We believe that the long-term premiumization trend in China remains intact, given the continued healthy performance of the Super Premium segment, strong indications of economic recovery and encouraging stimulus policies.

We launched several new brands across a variety of price segments and styles ahead of the summer season. Leveraging our global portfolio of brands and the category expansion framework, we have launched Bud Light as a premium lager and Beck’s as an international pure malt offering. Additionally, we expanded Sedrin Lychee nationally in the flavored beer segment.

Throughout the quarter, we saw improving trends across channels. The in-home channel is effectively fully open and our business performed very well, with volume growth of high single digits. In the on-premise channel, more than 90% of restaurants were open by the end of June with comparable rates of sale to last year. The nightlife channel improved significantly month-over-month, with more than 80% of venues open at the end of June. The e-commerce channel, where we have grown our market share to more than twice that of the next brewer, continued to accelerate its growth.

In HY20, revenue declined by 23.3%, driven by a volume decline of 20.6% and revenue per hl decline of 3.4%.

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Press release Brussels / 30 July 2020 / 7.00am CET

EBITDA declined by 37.0% with an EBITDA margin of 33.3%.

Highlights from our other markets

Our business in Canada demonstrated resilience in a challenging environment, delivering a flattish volume performance well ahead of the industry. Our beyond beer business considerably outperformed, led by successful innovation launches and the growth of our seltzer portfolio, driven by Nutrl. The COVID-19 pandemic resulted in a shift from the on-premise channel, which has a higher revenue per hl, to the off-premise channel, impacting our top-line, though this was more than offset by cost efficiencies to deliver bottom-line growth.

In Peru, our volumes and revenue declined significantly as a result of government lockdown restrictions implemented in March. At the end of April, we resumed sales and distribution of existing inventory, and in June we resumed full brewing operations, resulting in improved volume trends throughout the quarter. We are transforming our business to better reach consumers through an enhanced portfolio of new brands, such as our smart affordability brand Golden.

In Ecuador, our volumes and revenue declined significantly due to the COVID-19 pandemic and associated government restrictions. In June, we saw a gradual easing of restrictions, leading to improved volume trends in the month. Despite the challenging environment, our premium and super premium brands gained share in the quarter. We also expanded our smart affordability strategy to brew beers with local crops through a program called Siembra por Contrato, supporting farmers in the country.

In Argentina, our business was impacted by the ongoing challenging environment. Volumes declined by low teens in the quarter, with revenue and revenue per hl growing by double-digits as a result of revenue management initiatives in the highly inflationary environment. Our above core portfolio remained resilient and performed well, led by the growth of our global and local brands. Corona and our local champion in the core plus segment, Andes Origen, delivered high double-digit growth in the quarter. We continue to focus on the digital transformation of our business and have observed strong results from our direct-to-consumer initiatives and our e-retail platforms, aimed at supporting local businesses.

Europe volumes and revenue declined by mid-teens in the quarter. Revenue per hl declined by mid-single digits, primarily driven by channel mix due to the widespread shut-down of the on-premise channel, partially offset by positive brand mix from the continued outperformance of our premium brands. We have seen an uplift in the off-premise channel since the outbreak of the COVID-19 pandemic, with accelerated growth of premium brands and larger packs. In June, we saw the gradual re-opening of the on-premise channel in most of our markets, resulting in improved volume trends. We continued to gain market share across the majority of our markets in the second quarter, supported by the strong growth of Budweiser following its successful launch in France and the Netherlands last year.

In Africa excluding South Africa, our breweries remained operational throughout the quarter in most of our key markets. In Nigeria, we saw a rapid recovery following the easing of restrictions in May, leading to volume growth in the month of June. We saw a similar trajectory in the rest of our markets in Africa, with April the most impacted month of the quarter, followed by improving volume trends in May and growth in many markets in June.

In South Korea, our revenue and volumes declined in 2Q20 driven by a softer industry resulting from the COVID-19 pandemic. We also faced a challenging comparable for revenue per hl, as we took a price increase in April 2019 that was subsequently rolled back in October 2019 to revitalize the domestic beer industry. We continue to leverage our full portfolio of brands to connect with consumers across price segments and channels. In the premium segment, our strong portfolio of established brands and recent innovations outperformed the industry. In total, we estimate that our market share grew quarter-over-quarter once again. We are encouraged by our full portfolio’s momentum in the market.

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Press release Brussels / 30 July 2020 / 7.00am CET

CONSOLIDATED INCOME STATEMENT

Figure 3. Consolidated income statement (million USD)
	2Q19 Restated	2Q20	Organic growth
Revenue	13 599	10 294	-17.7%

Cost of sales	-5 176	-4 524	4.9%

Gross profit	8 422	5 770	-25.6%

SG&A	-4 139	-3 536	6.8%

Other operating income/(expenses)	229	63	-70.9%

Normalized profit from operations (normalized EBIT)	4 513	2 297	-45.0%

Non-recurring items above EBIT	-58	-2 751

Net finance income/(cost)	-1 004	-1 044

Non-recurring net finance income/(cost)	79	174

Share of results of associates	9	20

Income tax expense	-894	-174

Profit from continuing operations	2 645	-1 478

Discontinued operations results (recurring and non-recurring)	115	1 930

Profit	2 760	452

Profit attributable to non-controlling interest	276	102

Profit attributable to equity holders of AB InBev	2 484	351

Normalized EBITDA	5 644	3 414	-34.1%

Normalized profit attributable to equity holders of AB InBev	2 319	921

	HY19	HY20	Organic
	Restated		growth
Revenue	25 823	21 298	-12.0%

Cost of sales	-9 953	-9 097	2.5%

Gross profit	15 869	12 201	-18.0%

SG&A	-8 077	-7 257	4.0%

Other operating income/(expenses)	388	158	-56.3%

Normalized profit from operations (normalized EBIT)	8 180	5 102	-33.6%

Non-recurring items above EBIT	-103	-2 796

Net finance income/(cost)	-1 370	-4 204

Non-recurring net finance income/(cost)	1 201	-1 388

Share of results of associates	62	33

Income tax expense	-1 565	-492

Profit from continuing operations	6 406	-3 744

Discontinued operations results (recurring and non-recurring)	236	2 055

Profit	6 642	-1 688

Profit attributable to non-controlling interest	587	211

Profit attributable to equity holders of AB InBev	6 055	-1 900

Normalized EBITDA	10 446	7 363	-24.7%

Normalized profit attributable to equity holders of AB InBev	4 714	76

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Press release Brussels / 30 July 2020 / 7.00am CET

Non-recurring items above EBIT

Figure 4. Non-recurring items above EBIT from continuing and discontinued operations (million USD)
	2Q19 Restated	2Q20	HY19 Restated	HY20
Impairment of Goodwill	-	-2 500	-	-2 500
COVID-19 costs	-	-66	-	-78
Restructuring	-30	-35	-58	-60
Business and asset disposal (including impairment losses)	-14	-149	-24	-154
Acquisition costs / Business combinations	-16	-2	-21	-4
Non-recurring in profit from operations	-58	-2 751	-103	-2 796
Gain on disposal of Australia (in discontinued operations results)	-	1 919	-	1 919
Total non-recurring items in EBIT	-58	-832	-103	- 877

EBIT excludes negative non-recurring items of 832 million USD in 2Q20 and 877 million USD in HY20.

During 2Q20 we reported a 2.5 billion USD non-cash goodwill impairment charge. The COVID-19 pandemic resulted in a sharp contraction of sales during 2Q20 in many countries in which we operate. We concluded that a triggering event occurred which required us to perform an impairment test. The impairment test considered three scenarios for recovery of sales for the tested cash-generating units: a base case, which we deem to be the most likely case, a best case and a worst case. Based on the results of the impairment test, we concluded that no impairment was warranted under the base and best case scenarios.

Nevertheless, under the worst case scenario ran with higher discounts rates to factor the heightened business risk, we concluded that the estimated recoverable amounts of the South Africa and Rest of Africa cash generating units were below their carrying value. Accordingly, we determined that it was prudent, in view of the uncertainties, to record an impairment charge of 2.5 billion USD applying a 30% probability of occurrence of the worst case scenario. The goodwill impairment charge was partially offset by a 1.9 billion USD gain on the disposal of the Australia operations reported in “Discontinued operations results”.

In addition, normalized profit from operations excludes negative non-recurring items of 66 million USD in 2Q20 and 78 million USD in HY20 related to costs associated with COVID-19. These costs are mainly related to personal protection equipment for our colleagues and charitable donations.

Net finance income/(cost)

Figure 5. Net finance income/(cost) (million USD)
	2Q19	2Q20	HY19	HY20
	Restated		Restated
Net interest expense	-973	-1 004	-1 946	-1 898
Net interest on net defined benefit liabilities	-23	-20	-48	-41
Accretion expense	-145	-133	-287	-291
Mark-to-market	174	131	1 124	-1 724
Other financial results	-37	-18	-213	-250
Net finance income/(cost)	-1 004	-1 044	-1 370	-4 204

Net finance cost in HY20 was negatively impacted by the mark-to-market losses on the hedging of our share-based payment programs. The number of shares covered by the hedging of our share-based payment programs, and the opening and closing share prices, are shown in figure 6 below.

Figure 6. Share-based payment hedge
	2Q19	2Q20	HY19	HY20
Share price at the start of the period (Euro)	74.76	40.47	57.70	72.71
Share price at the end of the period (Euro)	77.84	43.87	77.84	43.87
Number of equity derivative instruments at the end of the period (millions)	46.9	55.0	46.9	55.0

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Press release Brussels / 30 July 2020 / 7.00am CET

Non-recurring net finance income/(cost)

Figure 7. Non-recurring net finance income/(cost) (million USD)
	2Q19	2Q20	HY19	HY20
	Restated
Mark-to-market (Grupo Modelo deferred share instrument)	88	62	556	- 729
Other mark-to-market	87	61	542	- 709
Early termination fee of Bonds and Other	- 96	50	103	50
Non-recurring net finance income/(cost)	79	173	1 201	-1 388

Non-recurring net finance income includes mark-to-market gains on derivative instruments entered into to hedge the shares issued in relation to the Grupo Modelo and SAB combinations.

The number of shares covered by the hedging of the deferred share instrument and the restricted shares are shown in figure 8, together with the opening and closing share prices.

Figure 8. Non-recurring equity derivative instruments
	2Q19	2Q20	HY19	HY20
Share price at the start of the period (Euro)	74.76	40.47	57.70	72.71
Share price at the end of the period (Euro)	77.84	43.87	77.84	43.87
Number of equity derivative instruments at the end of the period (millions)	45.5	45.5	45.5	45.5

Income tax expense

Figure 9. Income tax expense (million USD)
	2Q19	2Q20	HY19	HY20
	Restated		Restated
Income tax expense	894	174	1 565	492
Effective tax rate	25.3%	-13.1%	19.8%	-15.0%
Normalized effective tax rate	26.0%	16.8%	22.9%	66.6%
Normalized effective tax rate before MTM	27.4%	18.8%	27.4%	22.8%

The decrease in our normalized ETR excluding mark-to-market gains and losses linked to the hedging of our share-based payment programs in both 2Q20 and HY20 is primarily driven by country mix and the positive impact of tax attributes, with taxes applied on a lower base as a result of the COVID-19 pandemic.

Profit, Normalized Profit and Underlying Profit

Figure 10. Normalized Profit attributable to equity holders of AB InBev (million USD)
	2Q19	2Q20	HY19	HY20
	Restated		Restated
Profit attributable to equity holders of AB InBev	2 484	351	6 055	-1 900
Non-recurring items, before taxes	58	2 751	103	2 796
Non-recurring finance (income)/cost, before taxes	- 79	- 174	-1 201	1 388
Non-recurring taxes	- 19	-37	5	- 107
Non-recurring non-controlling interest	- 10	-41	- 12	-46
Profit from discontinued operations (recurring and non-recurring)	- 115	-1 930	- 236	-2 055

Normalized profit attributable to equity holders of AB InBev	2 319	921	4 714	76
Underlying profit attributable to equity holders of AB InBev	2 143	790	3 593	1 805

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Press release Brussels / 30 July 2020 / 7.00am CET

Basic, Normalized and Underlying EPS

Figure 11. Earnings per share (USD)
	2Q19	2Q20	HY19	HY20
	Restated		Restated
Basic earnings per share	1.25	0.18	3.06	- 0.95
Non-recurring items, before taxes	0.03	1.38	0.05	1.40
Non-recurring finance (income)/cost, before taxes	- 0.04	- 0.09	- 0.61	0.70
Non-recurring taxes	- 0.01	- 0.02	-	- 0.05
Non-recurring non-controlling interest	- 0.01	- 0.02	- 0.01	- 0.02
Profit from discontinued operations (recurring and non-recurring)	- 0.06	- 0.97	- 0.12	- 1.03

Normalized earnings per share	1.17	0.46	2.38	0.04
Underlying earnings per share	1.08	0.40	1.81	0.90
Figure 12. Key components-Normalized Earnings per share in USD
	2Q19	2Q20	HY19	HY20
	Restated		Restated
Normalized EBIT before hyperinflation	2.28	1.16	4.15	2.58
Hyperinflation impacts in normalized EBIT	-	- 0.01	- 0.02	- 0.02

Normalized EBIT	2.28	1.15	4.13	2.56
Mark-to-market (share-based payment programs)	0.09	0.07	0.57	- 0.86
Net finance cost	- 0.59	- 0.59	- 1.26	- 1.24
Income tax expense	- 0.46	- 0.11	- 0.79	- 0.30
Associates & non-controlling interest	- 0.14	- 0.06	- 0.27	- 0.11

Normalized EPS	1.17	0.46	2.38	0.04
Mark-to-market (share-based payment programs)	- 0.09	- 0.07	- 0.57	0.86
Hyperinflation impacts in EPS	-	-	-	-
Normalized EPS before MTM and hyperinflation	1.08	0.40	1.81	0.90

Adoption of hyperinflation accounting in Argentina

After reaching a three-year cumulative inflation rate greater than 100%, we are reporting the results from Argentina applying hyperinflation accounting, starting from the 3Q18 results release in which we accounted for the hyperinflation impact for the first nine months of 2018.

The impact of hyperinflation in 2Q19 and 2Q20, as well as HY19 and HY20, on our Revenue and Normalized EBITDA were as follows:

Figure 13. Impact of hyperinflation
Revenue	2Q19	2Q20	HY19	HY20
Indexation(1)	45	20	59	27
Currency(2)	13	-44	-38	-80

Total impact	59	-24	21	-53

Normalized EBITDA	2Q19	2Q20	HY19	HY20
Indexation(1)	20	8	24	8
Currency(2)	12	-12	-16	-21

Total impact	33	-4	9	-13

USDARS average rate			40.2779	62.6012
USDARS closing rate			42.4489	70.4550

(1) Indexation calculated at closing rate

(2) Currency impact from hyperinflation calculated as the difference between converting the Argentinean peso (ARS) reported amounts at the closing exchange rate compared to the average exchange rate of each period

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Press release Brussels / 30 July 2020 / 7.00am CET

The IFRS rules (IAS 29) require us to restate the year-to-date results for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period (i.e., HY20 and HY19 results at the closing rate on 30 June 2020 and 2019, respectively).

The 2Q results are calculated by deducting from the HY results the 3M results as published. As a consequence, the South America 2Q20 results are negatively impacted by the restatement of the 3M results as follows:

South America 1Q20 as reported (1)	1Q19	Scope	Currency Translation	Organic Growth	1Q20
Revenue	2 618	-	-392	-41	2 185
Cost of sales	-1 039	-	173	-101	-967
Gross profit	1 579	-	-219	-142	1 218
SG&A	- 734	-	121	-80	-693
Other operating income/(expenses)	61	-	-6	-17	38
Normalized EBIT	907	-	-104	-239	563
Normalized EBITDA	1 137	-	-142	-215	780

South America 1Q20 restated at HY20 rates (2)	1Q19	Scope	Currency Translation	Organic Growth	1Q20
Revenue	2 661	-	-444	-44	2 173
Cost of sales	-1 047	-	194	-108	-962
Gross profit	1 614	-	-250	-152	1 212
SG&A	-745	-	134	-79	-690
Other operating income/(expenses)	59	-	-5	-16	37
Normalized EBIT	927	-	-121	-247	559
Normalized EBITDA	1 160	-	-163	-223	774

Impact of 1Q restatement in 2Q results (3)	1Q19	Scope	Currency Translation	Organic Growth	1Q20
Revenue	43	-	-52	-3	-12
Cost of sales	-8	-	21	-7	5
Gross profit	35	-	-31	-10	-6
SG&A	-11	-	13	1	3
Other operating income/(expenses)	- 2	-	1	1	-1
Normalized EBIT	20	-	-17	-8	-4
Normalized EBITDA	23	-	-21	-8	-6

(1) South America 1Q results with Argentina results reported in Argentinean peso (ARS) restated for year to date March purchasing power converted at 1Q closing rates of 43.3528 for 1Q19 and 64.4683 for 1Q20 results (as reported on 07 May 2020)

(2) South America 1Q results with Argentina results reported in ARS restated for year to date June purchasing power converted at HY closing rates of 42.4489 for HY19 and 70.4549 for HY20 results.

(3) Impact of restating the 1Q results under hyperinflation in the 2Q results is calculated as difference between (2) and (1) above

The restatement of 1Q results at the June purchasing power and HY closing rate had a negative impact of 3 million USD on revenue and 8 million USD on Normalized EBITDA on the HY20 reported organic growth and on the 2Q20 reported results. For the 2Q20 performance reporting, these impacts are excluded from organic calculations and are identified separately in the 2Q20 annexes within the column labeled “Hyperinflation restatement”. Organic growth percentages for 2Q20 are calculated by considering the “Organic growth” reported in the annexes over the 2Q19 Restated base adjusted for the 1Q19 restatement.

Furthermore, IAS 29 requires us to restate the non-monetary assets and liabilities stated at historical cost on the balance sheet of our operations in hyperinflation economies using inflation indices and to report the

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Press release Brussels / 30 July 2020 / 7.00am CET

resulting hyperinflation through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line and report deferred taxes on such adjustments, when applicable.

In HY20, we reported 30 million USD monetary adjustment in the finance line, a negative impact on the profit attributable to equity holders of AB InBev of 5 million USD. This had no impact on normalized EPS in 2Q20 or HY20.

Reconciliation between profit attributable to equity holders and normalized EBITDA

Figure 14. Reconciliation of normalized EBITDA to profit attributable to equity holders of AB InBev (million USD)
	2Q19	2Q20	HY19	HY20
	Restated		Restated
Profit attributable to equity holders of AB InBev	2 484	351	6 055	-1 900
Non-controlling interests	276	102	587	211
Profit	2 760	452	6 642	-1 688
Discontinued operations results (recurring and non-recurring)	-115	-1 930	-236	-2 055
Profit from continuing operations	2 645	-1 478	6 406	-3 744
Income tax expense	894	174	1 565	492
Share of result of associates	-9	-20	-62	-33
Net finance (income)/cost	1 004	1 044	1 370	4 204
Non-recurring net finance (income)/cost	-79	-174	-1 201	1 388
Non-recurring items above profit from operations (incl. non-recurring impairment)	58	2 751	103	2 796
Normalized EBIT	4 513	2 297	8 180	5 102
Depreciation, amortization and impairment	1 132	1 117	2 265	2 261
Normalized EBITDA	5 644	3 414	10 446	7 363

Normalized EBITDA and normalized EBIT are measures utilized by AB InBev to demonstrate the company’s underlying performance.

Normalized EBITDA is calculated excluding the following effects from profit attributable to equity holders of AB InBev: (i) non-controlling interest; (ii) discontinued operations results; (iii) income tax expense; (iv) share of results of associates; (v) net finance cost; (vi) non-recurring net finance cost; (vii) non-recurring items above EBIT (including non-recurring impairment); and (viii) depreciation, amortization and impairment.

Normalized EBITDA and normalized EBIT are not accounting measures under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity. Normalized EBITDA and normalized EBIT do not have a standard calculation method and AB InBev’s definition of normalized EBITDA and normalized EBIT may not be comparable to that of other companies.

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Press release Brussels / 30 July 2020 / 7.00am CET

FINANCIAL POSITION

Figure 15. Cash Flow Statement (million USD)
	HY19	HY20
	Restated
Operating activities
Profit from continuing operations	6 406	-3 744
Interest, taxes and non-cash items included in profit	3 979	11 164

Cash flow from operating activities before changes in working capital and use of provisions	10 385	7 420

Change in working capital	-1 531	-2 700
Pension contributions and use of provisions	-279	-327
Interest and taxes (paid)/received	-4 129	-3 388
Dividends received	137	30
Cash flow from operating activities on Australia discontinued operations	314	84

Cash flow from operating activities	4 897	1 119

Investing activities
Net capex	-1 488	-1 524
Acquisition and sale of subsidiaries, net of cash acquired/disposed of	-245	-204
Net proceeds from sale/(acquisition) of other assets	-6	-30
Proceeds from Australia divestiture (discontinued operations)	-	10 838
Cash flow from investing activities on Australia discontinued operations	-16	-13

Cash flow from investing activities	-1 755	9 067

Dividends paid	-2 389	-1 219
Net (payments on)/proceeds from borrowings	1 410	10 194
Payment of lease liabilities	-225	-280
Other (including purchase of non-controlling interest)	-781	-457
Cash flow from financing activities on Australia discontinued operations	-13	-6

Cash flow from financing activities	-1 998	8 231

Net increase/(decrease) in cash and cash equivalents	1 144	18 416

HY20 recorded an increase in cash and cash equivalents of 18 416 million USD compared to an increase of 1 144 million USD in HY19, with the following movements:

•

Our cash flow from operating activities reached 1 119 million USD in the first six months of 2020 compared to 4 897 million USD in the first six months of 2019. The decrease mainly results from the negative impact on our results and reduced payable levels by the end of June 2020 compared to prior year, as a result of the COVID-19 pandemic.

•

Net cash inflow from investing activities was 9 067 million USD in the first six months of 2020 compared to a cash outflow of 1 755 million USD in the first six months of 2019. The increase in the cash flow from investing activities was mainly due to 10 838 million USD proceeds from the divestiture of the Australian business.

•

Our cash inflow from financing activities amounted to 8 231 million USD in the first six months of 2020, as compared to a cash outflow of 1 998 million USD in the first six months of 2019. In March 2020, the company drew the full 9.0 billion USD commitment under the 2010 Senior Facilities Agreement and as of 30 June 2020, the amount has been repaid in full. In addition, on 2 April 2020 and 3 April 2020, Anheuser-Busch InBev NV/SA and Anheuser-Busch InBev Worldwide Inc. completed the issuance of a series of EUR and USD bonds for a total amount of approximately 11.0 billion USD.

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Press release Brussels / 30 July 2020 / 7.00am CET

We will continue to proactively manage our debt portfolio, of which 95% holds a fixed-interest rate, 36% is denominated in currencies other than USD, and maturities are well-distributed across the next several years.

Our net debt amounted to 87.4 billion USD as of 30 June 2020. Our net debt to normalized EBITDA ratio was 4.86x as of 30 June 2020. Our optimal capital structure is a net debt to normalized EBITDA ratio of around 2x. Deleveraging to around this level remains our commitment and we will prioritize debt repayment in order to meet this objective.

In addition to a very comfortable debt maturity profile and strong cash flow generation, as of 30 June 2020 we had total liquidity of 34.1 billion USD, which consisted of 9.0 billion USD available under committed long-term credit facilities and 25.1 billion USD of cash, cash equivalents and short-term investments in debt securities less bank overdrafts. Although we may borrow such amounts to meet our liquidity needs, we principally rely on cash flows from operating activities to fund our continuing operations.

In July 2020, we completed the tender offers of seven series of notes and repurchased approximately 3.0 billion USD aggregate principal amount of these notes. In addition, we notified holders that we were exercising our options to redeem the outstanding principal amount of five series of notes amounting to approximately 1.7 billion USD in July and August 2020.

Figure 16. Pro forma* bond repayment schedule as of 30 June 2020 (million USD)

*Pro forma for announced bond redemption transactions that settle after 30 June 2020

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Press release Brussels / 30 July 2020 / 7.00am CET

RECENT EVENTS

Tender Offers

On 7 July 2020, we completed the tender offers of seven series of notes issued by Anheuser-Busch InBev NV/SA (ABISA), and Anheuser-Busch InBev Finance Inc. (ABIFI) and repurchased approximately 3.0 billion USD aggregate principal amount of these notes. The total principal amount accepted in the tender offers is as follows:

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)	Principal amount not redeemed (in million)
7 July 2020	ABISA	4.000% Notes due 2021	EUR	750	231	519
7 July 2020	ABISA	1.950% Notes due 2021	EUR	650	123	527
7 July 2020	ABISA	0.875% Notes due 2022	EUR	2 000	356	1 644
7 July 2020	ABISA	0.800% Notes due 2023	EUR	1 000	356	644
7 July 2020	ABIFI	Floating Rate Notes due 2021	USD	311	129	182
7 July 2020	ABIFI	2.625% Notes due 2023	USD	643	167	476
7 July 2020	ABIFI	3.300% Notes due 2023	USD	2 799	1 467	1 332

Note Redemptions

On 13 July 2020, we announced that our wholly-owned subsidiaries Anheuser-Busch InBev Worldwide Inc (ABIWW), Anheuser-Busch InBev Finance Inc. (ABIFI) and Anheuser-Busch North American Holding Corporation (ABNA) were exercising their options to redeem the outstanding principal amount indicated in the table below of the following series of notes.

Date of redemption	Issuer (abbreviated)	Title of series of notes issued exchanged	Currency	Original principal amount outstanding (in million)	Principal amount redeemed (in million)
12 August 2020	ABIWW	2.500% Notes due 2022	USD	454	454
12 August 2020	ABIWW	4.375% Notes due 2021	USD	285	285
29 July 2020	ABIWW	3.250% Notes due 2022	AUD	550	550
12 August 2020	ABIFI	3.375% Notes due 2023	CAD	600	600
12 August 2020	ABNA	3.750% Notes due 2022	USD	150	150

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Press release Brussels / 30 July 2020 / 7.00am CET

COVID-19 RISK FACTORS

The following risk factors are provided to supplement the risk factors previously disclosed in periodic reports, including our 2019 Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 24 March 2020.

Our business, financial condition, cash flows and operating results have been and may continue to be negatively impacted by the COVID-19 pandemic. The public health crisis caused by the COVID-19 pandemic, as well as measures taken in response to contain or mitigate the pandemic, have had, and we expect will continue to have, certain negative impacts on our business including, without limitation, the following:

•  We have experienced disruptions to our ability to operate our production facilities in some countries, and in the future, we may experience further disruption to our ability to operate our production facilities or distribution operations as a result of regulatory restrictions, safety protocols, social distancing requirements and heightened sanitation measures. In addition, although at this time we have not experienced any material disruption to our supply chain, we may experience delays in deliveries of key supplies or disruptions to our distribution operations. Any sustained interruption in our operations or our business partners’ operations, distribution network or supply chain, or any significant continuous shortage of raw materials or other supplies could impact our ability to make, manufacture, distribute or sell our products or may result in an increase in our costs of production and distribution.

•  Sales of our products in the on-premise channel have been significantly impacted by the implementation of social distancing and lockdown measures in most of our markets, including the closure of bars, clubs and restaurants and restrictions on sporting events, music festivals and similar events. Although sales in the on-premise channel have begun to improve as a result of the easing of social distancing and lock down measures in many of these markets, such improvements may be impacted by the re-implementation of restrictions in certain markets, such as the restrictions imposed in South Africa in July. Any future outbreak or recurrence of COVID-19 cases in other markets that are currently in the process of easing social distancing and lock down measures may similarly result in the re-implementation of such measures and a further negative impact on our sales. Furthermore, if the COVID-19 pandemic intensifies and expands geographically or in duration, its negative impacts on our sales could be more prolonged and may become more severe. While we have experienced increased sales in the off-premise channel in certain markets since the outbreak, such increased volumes may not continue in the longer term and may not offset the pressure we are experiencing in the on-premise channel.

•  Consumption of beer and other alcohol and non-alcohol beverages in many of the jurisdictions in which we operate is closely linked to general economic conditions, with levels of consumption tending to rise during periods of rising per capita income and fall during periods of declining per capita income. Deteriorating economic and political conditions in many of our major markets affected by the COVID-19 pandemic, such as increased unemployment, decreases in disposable income, declines in consumer confidence, or economic slowdowns or recessions, could cause a further decrease in demand for our products. Furthermore, even as governmental restrictions are lifted and economies gradually reopen in many of our major markets, the ongoing economic impacts and health concerns associated with the COVID-19 pandemic may continue to affect consumer behavior, spending levels and consumption preferences

•  The impact of the COVID-19 pandemic on global economic conditions has impacted and may continue to impact the proper functioning of financial and capital markets, as well as foreign currency exchange rates, commodity and energy prices and interest rates. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access, or costs of, capital or borrowings, our business, our liquidity, our net debt to EBITDA ratio, credit ratings, results of operations and financial condition.

•  Compliance with governmental measures imposed in response to the COVID-19 pandemic has caused and may continue to cause us to incur additional costs, and any inability to comply with such measures can subject us to restrictions on our business activities, fines and other penalties, any of which can adversely affect our business. In addition, responses to the COVID-19 pandemic may result in both

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short-term and long-term changes to fiscal and tax policies in impacted jurisdictions, including increases in tax rates.

Any of the negative impacts of the COVID-19 pandemic, including those described above, alone or in combination with others, may have a material adverse effect on our results of operations, financial condition and cash flows. The full extent to which the COVID-19 pandemic will negatively affect our business, financial condition, cash flows and operating results will depend on future developments that are highly uncertain and cannot be predicted, including the scope and duration of the pandemic and actions taken by governmental authorities and other third parties in response to the pandemic.

 NOTES

To facilitate the understanding of AB InBev’s underlying performance, the analyses of growth, including all comments in this press release, unless otherwise indicated, are based on organic growth and normalized numbers. In other words, financials are analyzed eliminating the impact of changes in currencies on translation of foreign operations, and scope changes. Scope changes represent the impact of acquisitions and divestitures, the start or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. AB InBev has restated its 2019 results following the announcement of the agreement to divest Carlton & United Breweries (“the Australian operations”), its Australian subsidiary, to Asahi Group Holdings, Ltd. AB InBev is presenting the Australian operations as discontinued operations in a separate line of the consolidated income statement “profit from discontinued operations” in line with IFRS rules. This presentation is referred to as “2Q19 Restated” and “HY19 Restated”. As a result, all the presentations of AB InBev’s underlying performance and organic growth figures do not reflect the results of the Australian operations. All references per hectoliter (per hl) exclude US non-beer activities. To eliminate the effect of geography mix, i.e. the impact of stronger volume growth coming from countries with lower revenue per hl, and lower Cost of Sales per hl, we are also presenting, where specified, organic growth per hectoliter figures on a constant geographic basis. When we make estimations on a constant geographic basis, we assume each country in which we operate accounts for the same percentage of our global volume as in the same period of the previous year. References to the High End Company refer to a business unit made up of a portfolio of global, specialty and craft brands across more than 30 countries. Whenever presented in this document, all performance measures (EBITDA, EBIT, profit, tax rate, EPS) are presented on a “normalized” basis, which means they are presented before non-recurring items and discontinued operations. Non-recurring items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as an indicator of the Company’s performance. Values in the figures and annexes may not add up, due to rounding. 2Q20 and HY20 EPS is based upon a weighted average of 1 995 million shares compared to a weighted average of 1 980 million shares for 2Q19 and HY19.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include, statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F filed with the SEC on 24 March 2020. Many of these risks and uncertainties are, and will be, exacerbated by the COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The second quarter 2020 (2Q20) and half year 2020 (HY20) financial data set out in Figure 1 (except for the volume information), Figures 3 to 5, 7, 9, 10 and 14 of this press release have been extracted from the group’s unaudited condensed consolidated interim financial statements as of and for the six months ended 30 June 2020, which have been reviewed by our statutory auditors PwC Réviseurs d’Entreprises SRL / PwC Bedrijfsrevisoren BV in accordance with the standards of the Public Company Accounting Oversight Board (United States). Financial data included in Figures 6, 8 and 11 to 13 have been extracted from the underlying accounting records as of and for the six months ended 30 June 2020 (except for the volume information).

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Press release Brussels / 30 July 2020 / 7.00am CET

CONFERENCE CALL AND WEBCAST

Investor Conference call and webcast on Thursday, July 30, 2020:

3.00pm Brussels / 2.00pm London / 9.00am New York

Registration details

Webcast (listen-only mode):

AB InBev 2Q20 Results Webcast

Conference call (with interactive Q&A):

AB InBev 2Q20 Conference Call (with interactive Q&A)

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Pablo Jimenez
Tel: +1 212 573 9287	Tel: +1 212 573 9289
E-mail: lauren.abbott@ab-inbev.com	E-mail: pablo.jimenez@ab-inbev.com

Maria Glukhova	Ingvild Van Lysebetten
Tel: +32 16 276 888	Tel: +32 16 276 608
E-mail : maria.glukhova@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Jency John	Fallon Buckelew
Tel: +1 646 746 9673	Tel: +1 310 592 6319
E-mail: jency.john@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).

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Annex 1
AB InBev Worldwide	2Q19		Currency	Hyperinflation	Organic		Organic
		Scope				2Q20
	Restated		Translation	restatement	Growth		Growth
Total volumes (thousand hls)	144 316	350	-	-	- 24 772	119 895	- 17.1%
of which AB InBev own beer	128 761	261	-	-	- 22 163	106 858	- 17.2%
Revenue	13 599	36	- 938	- 3	- 2 399	10 294	- 17.7%
Cost of sales	- 5 176	- 37	440	- 7	256	- 4 524	4.9%
Gross profit	8 422	- 1	- 499	- 10	- 2 143	5 770	- 25.6%
SG&A	- 4 139	- 5	326	1	280	- 3 536	6.8%
Other operating income/(expenses)	229	- 1	- 3	1	- 163	63	- 70.9%
Normalized EBIT	4 513	- 7	- 176	- 8	- 2 026	2 297	- 45.0%
Normalized EBITDA	5 644	- 3	- 298	- 8	- 1 921	3 414	- 34.1%
Normalized EBITDA margin	41.5%					33.2%	- 825 bps
North America
	2Q19 Restated	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q20	Organic Growth
Total volumes (thousand hls)	29 113	83	-	-	- 1 602	27 594	- 5.5%
Revenue	4 224	10	- 16	-	- 239	3 979	- 5.7%
Cost of sales	- 1 543	- 7	5	-	57	- 1 488	3.7%
Gross profit	2 681	4	- 11	-	- 182	2 491	- 6.8%
SG&A	- 1 186	- 5	6	-	113	- 1 072	9.6%
Other operating income/(expenses)	8	-	-	-	- 11	- 3	- 146.5%
Normalized EBIT	1 503	- 1	- 5	-	- 80	1 416	- 5.3%
Normalized EBITDA	1 698	- 1	- 6	-	- 75	1 616	- 4.4%
Normalized EBITDA margin	40.2%					40.6%	52 bps
Middle Americas	2Q19		Currency	Hyperinflation	Organic		Organic
		Scope				2Q20
	Restated		Translation	restatement	Growth		Growth
Total volumes (thousand hls)	34 208	343	-	-	- 12 630	21 921	- 36.6%
Revenue	3 024	8	- 197	-	- 1 171	1 664	- 38.6%
Cost of sales	- 887	- 7	65	-	197	- 632	22.0%
Gross profit	2 137	1	- 132	-	- 974	1 032	- 45.6%
SG&A	- 736	3	59	-	118	- 557	16.1%
Other operating income/(expenses)	47	- 4	1	-	- 46	- 2	- 106.7%
Normalized EBIT	1 448	-	- 72	-	- 903	472	- 62.4%
Normalized EBITDA	1 670	-	- 97	-	- 862	712	- 51.6%
Normalized EBITDA margin	55.2%					42.8%	- 1163 bps
South America	2Q19		Currency	Hyperinflation	Organic		Organic
		Scope				2Q20
	Restated		Translation	restatement	Growth		Growth
Total volumes (thousand hls)	30 588	15	-	-	- 2 080	28 523	- 6.8%
Revenue	2 152	1	- 570	- 3	- 151	1 428	- 7.2%
Cost of sales	- 890	-	283	- 7	- 146	- 760	- 16.5%
Gross profit	1 262	1	- 287	- 10	- 297	669	- 24.2%
SG&A	- 693	- 2	196	1	- 15	- 512	- 2.2%
Other operating income/(expenses)	38	-	- 3	1	- 21	16	- 50.1%
Normalized EBIT	607	-	- 93	- 8	- 333	172	- 56.8%
Normalized EBITDA	839	-	- 165	- 8	- 299	366	- 36.7%
Normalized EBITDA margin	39.0%					25.6%	- 1199 bps

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EMEA
	2Q19 Restated	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q20	Organic Growth
Total volumes (thousand hls)	22 067	- 30	-	-	- 6 573	15 464	- 29.8%
Revenue	2 112	- 2	- 77	-	- 603	1 429	- 28.6%
Cost of sales	- 909	1	50	-	70	- 788	7.7%
Gross profit	1 202	- 1	- 27	-	- 533	641	- 44.4%
SG&A	- 711	-	39	-	30	- 642	4.2%
Other operating income/(expenses)	55	-	-	-	- 44	11	- 80.1%
Normalized EBIT	547	-	11	-	- 548	10	- 100.2%
Normalized EBITDA	803	-	- 6	-	- 546	251	- 68.0%
Normalized EBITDA margin	38.0%					17.5%	-2100 bps

Asia Pacific
	2Q19 Restated	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q20	Organic Growth
Total volumes (thousand hls)	28 085	-50	-	-	- 1 771	26 264	- 6.3%
Revenue	1 903	15	- 74	-	- 192	1 653	- 10.0%
Cost of sales	- 795	4	33	-	54	-704	6.9%
Gross profit	1 109	19	- 41	-	- 138	949	- 12.2%
SG&A	- 555	-14	24	-	1	-544	0.2%
Other operating income/(expenses)	60	-	- 1	-	- 35	23	- 58.9%
Normalized EBIT	613	5	- 18	-	- 172	429	- 27.7%
Normalized EBITDA	762	5	- 26	-	- 158	584	- 20.5%
Normalized EBITDA margin	40.0%					35.3%	- 467 bps
Global Export and Holding Companies
	2Q19 Restated	Scope	Currency Translation	Hyperinflation restatement	Organic Growth	2Q20	Organic Growth
Total volumes (thousand hls)	255	- 11	-	-	-116	128	- 48.4%
Revenue	184	3	-4	-	-42	142	- 23.0%
Cost of sales	-152	-28	4	-	24	-153	13.9%
Gross profit	32	-25	-	-	-18	-11	- 174.8%
SG&A	- 258	13	2	-	33	-210	14.1%
Other operating income/(expenses)	21	2	-	-	- 5	18	- 22.1%
Normalized EBIT	- 205	-10	2	-	10	-203	5.1%
Normalized EBITDA	- 127	-7	1	-	19	-114	15.0%

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Annex 2
AB InBev Worldwide	HY19 Restated	Scope	Currency Translation	Organic Growth	HY20	Organic Growth
Total volumes (thousand hls)	276 031	615	-	-37 069	239 577	-13.4%
of which AB InBev own beer	244 144	491	-	-34 342	210 294	-14.0%
Revenue	25 823	53	-1 470	-3 108	21 298	-12.0%
Cost of sales	-9 953	-68	676	249	-9 097	2.5%
Gross profit	15 869	-15	-794	-2 859	12 201	-18.0%
SG&A	-8 077	4	498	318	-7 257	4.0%
Other operating income/(expenses)	388	-2	-11	-216	158	-56.3%
Normalized EBIT	8 180	-14	-307	-2 757	5 102	-33.6%
Normalized EBITDA	10 446	-9	-487	-2 587	7 363	-24.7%
Normalized EBITDA margin	40.5%				34.6%	-585 bps

North America	HY19 Restated	Scope	Currency Translation	Organic Growth	HY20	Organic Growth
Total volumes (thousand hls)	53 635	127	-	-1 785	51 977	-3.3%
Revenue	7 701	16	-15	-167	7 536	-2.2%
Cost of sales	-2 868	-11	5	32	-2 842	1.1%
Gross profit	4 833	5	-10	-135	4 694	-2.8%
SG&A	-2 197	-14	5	101	-2 104	4.6%
Other operating income/(expenses)	20	-	-	-31	-10	-150.5%
Normalized EBIT	2 656	-9	-4	-64	2 579	-2.4%
Normalized EBITDA	3 045	-7	-5	-47	2 986	-1.5%
Normalized EBITDA margin	39.5%				39.6%	26 bps

Middle Americas	HY19 Restated	Scope	Currency Translation	Organic Growth	HY20	Organic Growth
Total volumes (thousand hls)	64 722	578	-	-13 442	51 858	-20.6%
Revenue	5 735	13	-236	-1 267	4 246	-22.0%
Cost of sales	-1 711	-12	79	192	-1 454	11.1%
Gross profit	4 024	1	-157	-1 076	2 792	-26.7%
SG&A	-1 483	5	68	152	-1 258	10.3%
Other operating income/(expenses)	55	-6	-	-49	-	-100.1%
Normalized EBIT	2 595	-	-89	-972	1 535	-37.5%
Normalized EBITDA	3 036	-	-116	-899	2 021	-29.6%
Normalized EBITDA margin	52.9%				47.6%	-512	bps

South America	HY19 Restated	Scope	Currency Translation	Organic Growth	HY20	Organic Growth
Total volumes (thousand hls)	66 856	15	-	-4 088	62 782	-6.1%
Revenue	4 769	1	-962	-195	3 613	-4.1%
Cost of sales	-1 928	-	456	-254	-1 727	-13.2%
Gross profit	2 841	1	-506	-450	1 886	-15.8%
SG&A	-1 427	-2	317	-94	-1 205	-6.6%
Other operating income/(expenses)	100	-	-9	-37	54	-36.8%
Normalized EBIT	1 514	-	-198	-580	736	-38.3%
Normalized EBITDA	1 976	-	-307	-522	1 146	-26.4%
Normalized EBITDA margin	41.4%				31.7%	-964 bps

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EMEA	HY19 Restated	Scope	Currency Translation	Organic Growth	HY20	Organic Growth
Total volumes (thousand hls)	40 214	- 72	-	-6 591	33 551	-16.4%
Revenue	3 784	- 5	- 142	- 630	3 007	-16.7%
Cost of sales	-1 636	3	80	- 2	-1 555	-0.1%
Gross profit	2 148	- 1	- 62	- 632	1 452	-29.5%
SG&A	-1 358	1	63	30	-1 263	2.2%
Other operating income/(expenses)	98	-	- 2	- 42	55	-42.6%
Normalized EBIT	887	-	-	- 644	243	-72.6%
Normalized EBITDA	1 372	-	- 27	- 631	713	-46.0%
Normalized EBITDA margin	36.2%				23.7%	-1277	bps

Asia Pacific	HY19 Restated	Scope	Currency Translation	Organic Growth	HY20	Organic Growth
Total volumes (thousand hls)	50 189	- 22	-	-11 122	39 045	-22.2%
Revenue	3 514	24	- 107	- 821	2 609	-23.2%
Cost of sales	-1 535	2	49	267	-1 217	17.4%
Gross profit	1 979	26	- 58	- 554	1 393	-27.6%
SG&A	-1 048	- 12	38	62	-961	5.8%
Other operating income/(expenses)	86	-	- 2	- 45	40	-52.0%
Normalized EBIT	1 017	13	- 22	- 537	472	-51.9%
Normalized EBITDA	1 352	13	- 34	- 549	783	-40.1%
Normalized EBITDA margin	38.5%				30.0%	-849	bps

Global Export and Holding Companies	HY19 Restated	Scope	Currency Translation	Organic Growth	HY20	Organic Growth
Total volumes (thousand hls)	416	- 11	-	- 41	364	-10.3%
Revenue	319	4	- 8	- 28	287	-8.7%
Cost of sales	-274	- 50	7	15	-302	4.7%
Gross profit	45	- 46	- 1	- 13	-15	-274.1%
SG&A	-564	25	6	66	-466	12.7%
Other operating income/(expenses)	29	3	-	- 14	19	-43.9%
Normalized EBIT	-490	- 18	5	40	-462	8.2%
Normalized EBITDA	-335	- 14	3	59	-287	17.8%

26